UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Mattersight Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

577097108

(CUSIP Number)

Robert Yin

Sutter Hill Ventures

755 Page Mill Rd., Suite A-200

Palo Alto, CA  94304

 650-493-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577097108

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,179,403*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,179,403*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,179,403

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) PN

* See Note 2 on Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

* See Note 3 on Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,265*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 37,265*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

* See Note 4 on Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 248,125*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 248,125*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,479,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) IN

* See Note 5 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 280,891*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 280,891*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,512,266

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 6 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 317,353*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 317,353*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,728

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions) IN

* See Note 7 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 891,228*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 891,228*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,122,603

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.4%

14.	Type of Reporting Person (See Instructions) IN

* See Note 8 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,198*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 64,198*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,295,573

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%

14.	Type of Reporting Person (See Instructions) IN

* See Note 9 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,710*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 193,710*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) IN

* See Note 10 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 146,296*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 146,296*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,377,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%

14.	Type of Reporting Person (See Instructions) IN

* See Note 11 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,804*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 53,804*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,285,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) IN

* See Note 12 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,485*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 20,485*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,251,860

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.9%

14.	Type of Reporting Person (See Instructions) IN

* See Note 13 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,563*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 10,563*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,241,938

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.9%

14.	Type of Reporting Person (See Instructions) IN

* See Note 14 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,818*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 3,818*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,193

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) IN

* See Note 15 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,818*

	8.	Shared Voting Power 3,231,375**

	9.	Sole Dispositive Power 3,818*

	10.	Shared Dispositive Power 3,231,375**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,193

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) IN

* See Note 16 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

Introductory Note:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share, of Mattersight Corporation (formerly known as eLoyalty Corporation), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008 and amended on December 1, 2011 and September 4, 2012 (as amended, the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

(a)                                 This Schedule is filed by Sutter Hill Ventures, A California Limited Partnership (“SHV”), Sutter Hill Entrepreneurs Fund (AI), L.P. (“SHAI”), Sutter Hill Entrepreneurs Fund (QP), L.P. (“SHQP”), (collectively the “Sutter Hill Partnerships”), David L. Anderson, G. Leonard Baker, Jr., William H. Younger, Jr., Tench Coxe, James C. Gaither, James N. White, Jeffrey W. Bird, David E. Sweet, Andrew T. Sheehan, Michael L. Speiser, Stefan A. Dyckerhoff and Samuel J. Pullara III  (collectively, the “Reporting Persons”).

(b)                                 The business address for each of the Reporting Persons is 755 Page Mill Rd., Suite A-200, Palo Alto, CA 94304.

(c)                                  The Sutter Hill Partnerships’ principal business is venture capital investing.  The other Reporting Persons’ present principal occupation or employment is serving as a managing director of the general partner of the Sutter Hill Partnerships. The principal business address of the organization in which such employment is conducted is 755 Page Mill Rd., Suite A-200, Palo Alto, CA 94304.

(d)                                 and (e)  None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of the Sutter Hill Partnerships is a California limited partnership.  Each of the other Reporting Persons is a U.S. citizen except Mr. Dyckerhoff who is a German citizen and U.S. permanent resident.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Common Stock Purchase Agreement dated November 26, 2013, the Reporting Persons purchased an aggregate of 374,065 shares of Common Stock through a private placement (the “Private Placement”) by the Issuer at a purchase price of $3.90 per share. The Private Placement closed on December 3, 2013. In the case of Sutter Hill Ventures, A California Limited Partnership, the source of funds used to purchase such shares was the capital contributions to such partnerships by their respective general and limited partners. In the case of the other Reporting Persons, the source of funds used to purchase such shares was their respective personal assets. The shares purchased in the Private Placement, by each Reporting Person, are set forth below:

Reporting Person	Shares of Common Stock Purchased
SHV	225,846
David L. Anderson	16,543
G. Leonard Baker, Jr.	18,728
William H. Younger, Jr.	21,818
Tench Coxe	50,403
James C. Gaither	4,765
James N. White	12,915
Jeffrey W. Bird	9,754
David E. Sweet	3,587
Andrew T. Sheehan	1,366
Michael L. Speiser	704
Stefan A. Dyckerhoff	3,818
Samuel J. Pullara III	3,818

Item 5.	Interest in Securities of the Issuer

(a) — (b)  The responses to Items 7 — 13 of the cover pages of the Schedule are incorporated herein by reference. Also see the notes to Appendix I.

(c)  The information included in Item 3 hereto is incorporated herein by reference.  Except as set forth above, none of the Reporting Persons have effected any transactions involving the Common Stock in the past sixty days.

(d)  None of the Reporting Persons know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by such Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Common Stock Purchase Agreement dated November 26, 2013, between certain accredited investors (the “Purchasers”) and the Issuer (the “Purchase Agreement”), the Issuer agreed to use commercially reasonable efforts to file a registration statement on Form S-3 with the Securities and Exchange Commission (the “Registration Statement”) within 30 days following the closing of the Private Placement to register the resale by the Purchasers of the shares of common stock (the “Shares”) sold in the Private Placement and to cause the Registration Statement to become effective within 90 days following after the closing of the sale of Shares to the Purchasers (120 days in the event of a full review of the Registration Statement by the SEC). If the Registration Statement has not been declared effective within such time period, the Purchase Agreement provides for an initial payment of partial liquidated damages equal to 1% of the aggregate purchase price for the Shares then owned by the Purchasers, and further such payments on a monthly basis thereafter until the Registration Statement has been declared effective. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit C hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

A. Powers of Attorney dated July 25, 2012 (incorporated by reference to Exhibit A to Schedule 13D filed by the Reporting Persons with respect to Horizon Pharma, Inc. on August 2, 2012 (File No. 005-86365)).

B. Powers of Attorney dated December 5, 2013 for Stefan A. Dyckerhoff and Samuel J. Pullara III.

C. Common Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 27, 2013 (File No. 0-27975)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2013	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

SUTTER HILL ENTREPRENEURS FUND (AI), L.P.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

SUTTER HILL ENTREPRENEURS FUND (QP), L.P.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David L. Anderson

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James C. Gaither

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David E. Sweet

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Andrew T. Sheehan

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

APPENDIX I TO SCHEDULE 13D - MATTERSIGHT CORPORATION

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Reporting Person	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	3,179,403	Note 2			17.6%

Sutter Hill Entrepreneurs Fund (AI), L.P.	14,707	Note 3			0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	37,265	Note 4			0.2%

Total of Sutter Hill Partnerships	3,231,375

David L. Anderson	248,125	Note 5			1.4%
			3,479,500	Note 1	19.1%

G. Leonard Baker, Jr.	280,891	Note 6			1.6%
			3,512,266	Note 1	19.3%

William H. Younger, Jr.	317,353	Note 7			1.8%
			3,548,728	Note 1	19.5%

Tench Coxe	891,228	Note 8			5.0%
			4,122,603	Note 1	22.4%

James C. Gaither	64,198	Note 9			0.4%
			3,295,573	Note 1	18.2%

James N. White	193,710	Note 10			1.1%
			3,425,085	Note 1	18.8%

Jeffrey W. Bird	146,296	Note 11			0.8%
			3,377,671	Note 1	18.6%

David E. Sweet	53,804	Note 12			0.3%
			3,285,179	Note 1	18.1%

Andrew T. Sheehan	20,485	Note 13			0.1%
			3,251,860	Note 1	17.9%

Michael L. Speiser	10,563	Note 14			0.1%
			3,241,938	Note 1	17.9%

Stefan A. Dyckerhoff	3,818	Note 15			0.0%
			3,235,193	Note 1	17.7%

Samuel J. Pullara III	3,818	Note 16			0.0%
			3,235,193	Note 1	17.7%

Note 1:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.

Note 2: Includes 735,514 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 3:  Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 4:  Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 5:  Includes 44,698 shares (of which 5,150 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Anderson Living Trust of which the reporting person is the trustee, 114,762 shares (of which 42,309 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Acrux Partners, LP, of which the reporting person is the trustee of a trust which is the General Partner, 69,409 shares (of which 28,020 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner, 1,597 shares held by Starfish Holdings, LP of which the reporting person is the trustee of a trust which is the General Partner and 17,659 shares (of which 4,559 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by a retirement trust for the benefit of the reporting person.

Note 6:  Includes 127,969 shares (of which 24,109 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Baker Revocable Trust of which the reporting person is a trustee, 144,941 shares (of which 59,103 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner and 7,981 shares held in a Roth IRA account for the benefit of the reporting person.

Note 7:  Includes 187,389 shares (of which 88,267 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 19,759 shares held by a retirement trust for the benefit of the reporting person and 110,205 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 8:  Includes 491,979 shares (of which 165,983 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee, 237,033 shares held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner, 77,975 shares of director’s options which will be vested and exercisable within 60 days of December 3, 2013, 52,400 shares of director’s options were exercised and held in the reporting person’s individual name and 4,894 shares which were granted in lieu of Board of Directors fee payments. The reporting person shares pecuniary interest in the director’s options and compensation shares with other individuals pursuant to a contractual relationship.

Note 9: Includes 11,763 shares (of which 10,092 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) owned by the reporting person individually, 49,902 shares (of which 7,663 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Gaither Revocable Trust of which the reporting person is the trustee, and 2,533 shares held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 10: Includes 177,522 shares (of which 48,979 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Revocable Trust of which the reporting person is a trustee and 16,188 shares held by a retirement trust for the benefit of the reporting person.

Note 11: Includes 53,928 shares (of which 31,847 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee and 92,368 shares held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the General Partner.

Note 12: Includes 44,646 shares (of which 16,660 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 9,158 shares held by a retirement trust for the benefit of the reporting person.

Note 13: Includes 20,485 shares (of which 2,717 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 14:  Includes 10,563 shares (of which 1,854 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held in the Speiser Trust Agreement of which the reporting person is a trustee.

Note 15: Includes 3,818 shares held in the Dyckerhoff 2001 Revocable Trust Dated August 30, 2001 of which the reporting person is a trustee.

Note 16: Includes 3,818 shares held in The Pullara Revocable Trust U/A/D 8/21/13 of which the reporting person is a trustee.

Exhibit B

POWER OF ATTORNEY

Know all by these presents that the undersigned hereby constitutes and appoints David E. Sweet or Robert Yin, signing individually, as the undersigned’s true and lawful attorney-in-fact and agent to:

(1)           execute for and on behalf of the undersigned, an officer, director or holder of 5% or more of a registered class of securities of any corporation (the “Company”), any Schedules 13D and/or 13G (including, without limitation, any amendments thereto) in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder;

(2)           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such Schedules or amendments with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such schedule and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or (c) until such attorney-in-fact shall no longer be employed by Sutter Hill Management Company, L.L.C.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5th day of December, 2013.

SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP

/s/ Stefan A. Dyckerhoff

POWER OF ATTORNEY

Know all by these presents that the undersigned hereby constitutes and appoints David E. Sweet or Robert Yin, signing individually, as the undersigned’s true and lawful attorney-in-fact and agent to:

(1)           execute for and on behalf of the undersigned, an officer, director or holder of 5% or more of a registered class of securities of any corporation (the “Company”), any Schedules 13D and/or 13G (including, without limitation, any amendments thereto) in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder;

(2)           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such Schedules or amendments with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such schedule and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or (c) until such attorney-in-fact shall no longer be employed by Sutter Hill Management Company, L.L.C.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5th day of December, 2013.

SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP

/s/ Samuel J. Pullara III